Exhibit 12.1

DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in thousands)	2012	2011	2010	2009	2008

Loss before income taxes and non controlling interest	$(37,013)	$(30,282)	$(27,419)	$(30,062)	$(38,855)
Total fixed charges	55,697	55,020	46,457	46,505	46,878

Earnings	$18,684	$24,738	$19,038	$16,443	$8,023

Total fixed charges	$55,697	$55,020	$46,457	$46,505	$46,878

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)              If we consistently incur net losses before income tax, we may not be able to maintain a ratio coverage of greater than 1:1. Due to our losses for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, the ratio coverage in the respective years was less than 1.00 to 1.00.  We needed to generate additional earnings of $37.0, $30.3, $27.4, $30.1, and $38.9 for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively, to achieve a coverage ratio of 1.00:1.00.